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                                                                    EXHIBIT G-24

Reuters

S&P cuts Reliant Resources corp credit rtg

Wednesday February 19, 2:56 pm ET

(The following statement was released by the ratings agency)

NEW YORK, Feb 19 - STANDARD & POOR'S RATINGS SERVICES TODAY LOWERED ITS CORPORATE CREDIT RATINGS on electricity provider Reliant Resources Inc. (RRI) and three of RRI's subsidiaries, Reliant Energy Mid-Atlantic Power Holdings LLC
(REMA), Orion Power Holdings Inc., and Reliant Energy Capital (Europe) Inc., to 'B-' from 'B+', PENDING THE REFINANCING OF VARIOUS CREDIT FACILITIES AMOUNTING TO $5.9 BILLION. The ratings on each of these companies remain on CreditWatch with developing implications.

In addition, Orion Power's senior unsecured rating was lowered to 'CCC' from 'B-'.

At the same time, Standard & Poor's affirmed its 'B+' rating on Reliant Energy Power Generation Benelux B.V. (REPGB). While REPGB does not benefit from legal ring-fencing, the perceived economic disincentives for either RRI or its creditors to file this subsidiary into bankruptcy along with jurisdictional and geographic differences between RRI and REPGB allow Standard & Poor's to maintain a differential in the ratings at this time. REPGB's ratings remain on CreditWatch with developing implications.

Houston, Texas based RRI's outstanding debt totaled $7.5 billion, including off balance sheet debt equivalents of $1.8 billion, as of Sept. 30, 2002.

THE RATING ACTION REFLECTS THE TIME FRAME THAT RRI HAS TO REACH AN AGREEMENT WITH ITS LENDERS. Standard & Poor's believes that the possibility of a default and a bankruptcy filing within the next 12 months, and particularly within 60 days, is not consistent with a default rating of 'B+'.

RRI FACES NO NEW UNCERTAINTIES REGARDING THE REFINANCING OF ITS BANK MATURITIES. THE COMPANY HAS OBTAINED AN EXTENSION FROM ITS BANKS EXTENDING THE DUE DATE UNTIL MARCH 28, 2003. However, should less than 100% of the bank lenders agree to commit to the terms of a renegotiated deal representing a long-term solution, a default could occur. RRI CURRENTLY HAS NO ACCESS TO THE CAPITAL MARKETS AND LACKS ADEQUATE LIQUID FUNDS TO FULLY REPAY THE $2.9 BILLION MATURITY ON MARCH
28. IF RRI IS UNABLE TO OBTAIN COMMITMENTS FROM ALL OF ITS BANK LENDERS, IT MAY RESOLVE ITS CREDIT SITUATION IN A BANKRUPTCY FILING.

The CreditWatch Developing designation means that ratings could go either up or down depending on the outcome of the refinancing negotiations. RRI expects to pay a higher rate, provide collateral, and be required to meet greater cash restrictions under renewed credit facilities.

Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Fixed Income in the left navigation bar, select Credit Ratings Actions.